Exhibit 23.2

CONSENT OF EXPERT

I, W. Paul Goranson, P.E., am one of the authors of the technical report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101” dated February 25, 2022 with an effective date of February 25, 2022 and a revision date of March 16, 2022 (the “Technical Report”).

I hereby consent to being named in the Registration Statement on Form S-8 of enCore Energy Corp. as having prepared the Technical Report and to the use of the Technical Report, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Report in the Registration Statement on Form S-8 of enCore Energy Corp.

Dated July 7, 2023

By:	/s/ W. Paul Goranson
Name:	W. Paul Goranson, P.E.